SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 5 to
SCHEDULE 13E-3
(Rule 13e-3)
RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
JCM Partners, LLC
(Name of Issuer)
JCM Partners, LLC
(Name of Person(s) Filing Statement)
Class 1 and 2 Units (as one class)
and
Class 3 Units
(Title of Classes of Securities)
Not Applicable
(CUSIP Number of Classes of Securities)

Julie Green Salem & Green, A Professional Corporation 1610 Arden Way, Suite 295 Sacramento, CA 95815 (916) 563-1818	Richard Baltz Arnold & Porter LLP 555 Twelfth St. NW — Room 1239 Washington, DC 20004-1202 (202) 942-5000
(Name, Address and Telephone Number of Persons Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)
     This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☐
     Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

INTRODUCTION
This Amendment No. 5 (the “Amendment”) to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) amends the Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on May 30, 2007 as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 filed by JCM Partners, LLC (the “Company”), with the SEC on August 7, 2007, September 11, 2007, October 5, 2007 and November 21, 2007, respectively. This Amendment No. 5 to Schedule 13E-3 is being filed by the Company pursuant to Rule 13e-3(d)(3) as a final amendment to report the results of the rule 13e-3 transaction subject to this Schedule 13E-3 Transaction Statement.
Effective as of January 1, 2008, the Company exercised its call options with respect to 2,654 Class 1 Units, 0 Class 2 Units and 155,172 Class 3 Units at a price of $3.67 per Unit for a total of $579,221. After giving effect to the exercise of the call options, the Company has 295 holders of record of Class 1 and 2 Units (taken together) and 295 holders of record of Class 3 Units.
Since the Company has fewer than 300 holders of record of each of its Class 1 and 2 Units (taken together) and Class 3 Units, the Company has filed with the SEC contemporaneously with this Schedule 13E-3 a Form 15 to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, for each of these classes of securities.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2008	JCM PARTNERS, LLC
	By:	/s/ Gayle M. Ing
Gayle M. Ing
Chief Executive Officer and President